

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



07020553

BY COURIER

No/Date : Γ IDI : ΑΔ /19-1-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

SEC MAIL
RECEIVED
JAN 2 2 2007
WASH. D.C.
185
SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims
exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as
amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose
an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the
Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that
the furnishing of such document shall not constitute an admission for any purpose that PPC
is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30
210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy
of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED

JAN 3 0 2007

THOMSON
FINANCIAL

Enclosure
• An Announcement

 **PUBLIC POWER CORPORATION S.A.**

ANNOUNCEMENT

Public Power Corporation SA announces that the Board of Directors during
its last meeting on the 16/01/07 approved PPC Renewable SA co-operations'
with EDF Energies Nouvelles for joint construction of Wind parks with total
power 122 MW.

Athens 19-1-2007